One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Martin H. Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

September 24, 2018

VIA EDGAR

Ms. Karen Rossotto U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	Broadstone Real Estate Access Fund Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed August 17, 2018 File Nos. 811-23360 & 333-226108

Dear Ms. Rossotto:

This letter sets forth the response of our client, Broadstone Real Estate Access Fund (the “Fund” or the “Registrant”), to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 filed August 17, 2018 (the “Registration Statement”). Where revisions to the Registration Statement are referenced in the Company’s responses set forth below, such revisions are included in Pre-Effective Amendment No. 2 to the Registration Statement filed concurrently herewith. For your convenience, we have set forth below each of the Staff’s comments (or requests) followed by the relevant response. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

General

1. Comment: In your response letter, please provide an estimate of the approximate percentage of Fund assets that are expected to be invested in Private CRE Investment Funds and, with respect to these Private CRE Investment Funds, identify the exclusion from the definition of “investment company” under Section 3(c) of the Investment Company Act of 1940 for which they will qualify.

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Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Raleigh | San Francisco | Silicon Valley | Washington, D.C.

Ms. Karen Rossotto

September 24, 2018

Response: In response to the Staff’s comment, the Fund will invest no more than 10% of its net assets in pooled investment vehicles, including Private CRE Investment Funds, that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

As noted above, most of the Private CRE Investment Funds that the Fund expects to invest in will be outside the definition of “investment company” as defined in Section 3(a)(1) of the 1940 Act, or exempt from the definition of “investment company” under Section 3(c)(5)(C) of the 1940 Act as a result of the assets they hold. Some of these funds may also qualify for (and hold themselves out as qualifying for) an exemption under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. The Fund expects that once the initial stage, or “ramp-up” period, of the Fund’s offering is completed, and the Fund has raised offering proceeds for it to deploy capital sufficient to meet its investment objectives and strategies as currently contemplated by the Prospectus, and subject to the then-prevailing market conditions, the Fund anticipates that the percentage of its assets invested in Private CRE Investments Funds will generally range from 30% to 60%.

2. Comment: The disclosure states “[i]n addition, the Fund will not be permitted to co-invest with certain entities affiliated with or managed by the Investment Adviser in transactions originated by the Investment Adviser or its affiliates unless it first obtains an exemptive order from the SEC, co-invests alongside the Investment Adviser or its affiliates in accordance with existing regulatory guidance and the allocation policies of the Investment Adviser and its affiliates, as applicable, or is otherwise permitted to do so . . . If exemptive relief is granted, the Fund will be subject to the terms of the Investment Adviser’s allocation of investment opportunities procedures like all other clients. See ‘Conflicts of Interest — Allocation of Investment Opportunities by the Investment Adviser.’ Further, until exemptive relief is obtained, the Fund will be unable to participate in certain negotiated transactions with the Investment Adviser and its affiliates, including funds or other investment ventures with similar investment strategies as the Fund.” Please delete the reference to the exemptive order unless the Fund intends to seek a co-investment exemptive order.

Response: The Registrant has revised the disclosure referenced above as set forth in the following blackline:

In addition, the Fund will not be permitted to co-invest with certain entities affiliated with or managed by the Investment Adviser in transactions originated by the Investment Adviser or its affiliates unless it first obtains an exemptive order from the SEC, co-invests alongside the Investment Adviser or its affiliates in accordance with existing regulatory guidance and the allocation policies of the Investment Adviser and its affiliates, as applicable, or is otherwise permitted to do so. . . ~~If exemptive relief is granted, the Fund will be subject to the terms of the Investment Adviser’s allocation of investment opportunities procedures like all other clients. See “Conflicts of Interest — Allocation of Investment Opportunities by the Investment Adviser.” Further, until exemptive relief is obtained, the Fund will be unable to participate in certain negotiated transactions with the Investment Adviser and its affiliates, including funds or other investment ventures with similar investment strategies as the Fund.~~

Ms. Karen Rossotto

September 24, 2018

3. Comment: The disclosure states: “Under the Investment Adviser’s allocation of investment opportunities procedures, in the event of demand among the Investment Adviser’s clients, including the Fund, exceeding the available allocation of investment opportunities, the Investment Adviser will determine whether to reduce a client’s access to the investment opportunity based on the Investment Adviser’s allocation policy and procedures then in effect. As a result of these procedures, certain clients may be given priority with respect to certain investment opportunities. The Fund will not be able to invest alongside any other client of the Investment Adviser in any investment opportunities presented by the Investment Adviser to its clients. Because of this, the Fund will only be permitted to invest in investment opportunities if all other clients of the Investment Adviser with similar investment mandates have determined that the investment opportunity is not suitable for them and have determined not to express interest in the investment opportunity.” In your response letter, please confirm that this investment allocation policy is consistent with the fiduciary duty imposed on the Investment Adviser as a result of Section 206 of the Investment Advisers Act of 1940, as amended.

Response: For the reasons set forth in the Registrant’s response dated August 17, 2018, concerning the limited number of investments that are suitable for both the Fund and for the other clients of Broadstone Asset Management, LLC, the investment adviser to the Fund (the “Investment Adviser”), the Investment Adviser does not believe that there is significant overlap between the investment strategies of the other clients of the Investment Adviser and those of the Fund. Additionally, the Investment Adviser has represented to the Registrant that it has clearly disclosed in its ADV Part II and to its clients, including the Fund as reflected in the Registrant’s disclosure, the method used for allocating limited availability investments. Accordingly, the Investment Adviser has confirmed to the Registrant that the investment allocation policy set forth in the Registration Statement is, in its view, consistent with the Investment Adviser’s fiduciary duties to all of its clients, including the Registrant.

4. Comment: Please provide your analysis of how the Fund meets the definition of “investment company” under Section 3(a) of the Investment Company Act.

Response: Section 3(a)(1)(A) of the Investment Company Act provides that “investment company” includes “any issuer which . . . is or holds itself out as being engaged primarily or proposes to engage primarily in the business of investing, reinvesting, or trading in securities.”

As disclosed in the Registration Statement, the Private CRE Investment Funds “may be structured as limited partnerships or limited liability companies and that hold real estate assets including office, industrial, multifamily and office properties.” Thus, the Fund’s investments in the Private CRE Investment Funds will consist of limited partnership interests or limited liability company interests, both of which meet the definition of “securities” under Section 2(a)(36) of the Investment Company Act.

In addition, the Fund’s investments in Publicly Traded CRE Securities and CRE Debt Investments will both meet the definition of “securities” under Section 2(a)(36) of the Investment Company Act. Because the Fund holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in Private CRE Investment Funds, Publicly Traded CRE Securities, and CRE Debt Investments, the Fund meets the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act.

Additionally, Section 3(a)(1)(C) of the Investment Company Act provides that “investment company” includes “any issuer which . . . is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

Ms. Karen Rossotto

September 24, 2018

As noted above, the Private CRE Investment Funds, Publicly Traded CRE Securities, and CRE Debt Investments all meet the definition of “securities” under Section 2(a)(36) of the Investment Company Act. In addition, the Private CRE Investment Funds, Publicly Traded CRE Securities, and CRE Debt Investments all meet the definition of “investment securities” under Section 3(a)(1)(C) of the Investment Company Act because none qualifies for the exclusion from such definition. Because the Fund proposes to make investments in Private CRE Investment Funds, Publicly Traded CRE Securities, and CRE Debt Investments with an aggregate value exceeding 40% of the Fund’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis, the Fund meets the definition of “investment company” under Section 3(a)(1)(C) of the Investment Company Act as well.

Thus, the Fund will meet the definition of “investment company” under both Section 3(a)(1)(A) and Section 3(a)(1)(C) of the Investment Company Act.

5. Comment: The disclosure states “[a] discussion regarding the basis for the Board’s initial approval of the Investment Advisory Agreement will be available in the Fund’s initial report to shareholders.” Please revise this disclosure to include the period of the report and whether the report is annual or semi-annual. See Item 24, Instruction 6.e contained in Form N-2.

Response: The Registrant has revised the disclosure referenced above as set forth in the following blackline:

A discussion regarding the basis for the Board’s initial approval of the Investment Advisory Agreement will be available in the Fund’s ~~initial~~ semi-annual report to shareholders for the period ending March 31, 2019.

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Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4932.

Sincerely,

Martin H. Dozier

cc:

Rosemarie A. Thurston, Alston & Bird LLP

David J. Baum, Alston & Bird LLP

John D. Callan, Jr., VP and General Counsel, Broadstone Real Estate Access Fund

Kate Davis, President and Portfolio Manager, Broadstone Real Estate Access Fund